Exhibit 99.1

LZ Technology Holdings Limited Announces Lock-Up Extension by Principal Shareholders

HUZHOU CITY, China, August 13, 2025 (GLOBE NEWSWIRE) -- LZ Technology Holdings Limited (NASDAQ: LZMH) (“LZMH” or the “Company”), a leading provider of information technology and advertising services, today announced that all of its principal shareholders have entered into agreements with the Company to extend their lock-up restrictions until August 31, 2026. This extension follows the original 180-day lock-up period established in connection with the Company’s initial public offering completed in February 2025

The principal shareholders participating in the extension include LZ Digital Technology Holdings Co., Ltd, BJ Tojoy Shared Enterprise Consulting Ltd, Vanshion Investment Group Limited, Youder Investment Group Limited and Kim Full Investment Company Limited. Collectively, these shareholders hold approximately 100% of the Company’s issued and outstanding Class A ordinary shares and 96.19% of the Company’s issued and outstanding Class B ordinary shares. Pursuant to the terms of the lock-up agreements, these shareholders are prohibited from, directly or indirectly, selling, transferring or otherwise disposing of the Company’s ordinary shares, or any securities exercisable for, exchangeable, or convertible into ordinary shares, without the Company’s prior written consent, until August 31, 2026.

This lock-up extension reflects the continued long-term confidence and support of the Company’s founder and core investor base as LZMH executes on its strategic initiatives and pursues further growth across key markets.

“We are grateful to our early investors for their ongoing support and shared commitment to the long-term success of LZMH,” said Runzhe Zhang, CEO of LZMH. “This extension provides a strong foundation as we continue to expand our operations and deliver value to shareholders.”

About LZMH

LZ Technology Holdings Limited is an information technology and advertising company operating through its subsidiaries in China. The Company’s business spans three key verticals: Smart Community, Out-of-Home Advertising, and Local Life. Its Smart Community services provide intelligent access control and safety management systems, installed in thousands of residential communities in China. Its Out-of-Home Advertising division offers multi-channel advertising solutions through a vast network of monitors across approximately 120 cities in China, with ad placements on access control screens, SaaS platforms, and third-party advertising spaces. The Company’s Local Life vertical connects businesses with consumers through online promotions, social media marketing, and retail sales of various products and services. LZ Technology is committed to providing high-quality services to communities and businesses.

Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” as defined under the federal securities laws. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov.

For further information, please contact:

Michael Wu
Investor Relations
LZ Technology Holdings Limited
michael@lzmh.co